December 29, 2005

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C, 20549

Re: Interactive Motorsports and Entertainment Corp.
    Form 10-KSB for the year ended December 31, 2004
    File No. 000-30771

Dear Mr. Jacobs,

I am in receipt of your letter dated December 8, 2005. I have once again authorized David Smith of our company to prepare the company's response to your inquiries in the space below.

Question:

     1. We read your response to comment 1. Please restate your historical financial statements to record the fair value of the common stock warrants consistent with the guidance in EITF 01-9 and paragraph 13 of EITF 00-21.

Response

          Until the impact of any resolution of all the issues that have been the focus of this and previous correspondence between the Commision's staff and the Company on the Company's 2004 financial statements is known, the Company believes it would be premature to restate our historical financial statements. The Company believes it would serve the investment community best if all issues are resolved, and the financial impact of such resolutions on the Company's historical financial information is presented at that time.

Question:

     2. We read your response to comment 2, and continue to believe that you have not demonstrated how you meet the criteria for entity-specific or VSOE of fair value. Specifically, the suggested pricing strategy for your management service agreement incorporates the return provided on the sale of the related simulator which is not consistent with the notion of objective evidence of fair value on a standalone basis. As a result, the elements should not be separated under EITF 00-21 until evidence of fair value exists for the management service agreement on a standalone basis. Accordingly, please restate your historical financial statements to account for the sale of the simulators and management service agreement as a single unit of accounting.

Response

          The Company continues to disagree with the Commission staffs' opinion that the Company has not met the requirements to consider the management agreement a separate unit of accounting. Paragraph 9 of EITF 00-21 identifies each item which must be met before a delivered item should be considered a separate unit of accounting. This comment specifically addresses the Commission staff's opinion that the Company has not established a separable `fair value' for the management service agreements.

          The Company  refers to  paragraph  16 of EITF 00-21 in its entirety as part of its response. Specifically the Company notes that "The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone  basis....As  discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace." There is no dispute that management with appropriate authority has set the pricing as the pricing was determined by Bill Donaldson, Chairman of the Company. The Company does not believe that the Commission's staff is within its bounds to indicate that the suggested pricing strategy is inappropriate. Fair value does not always refer to a specific profit margin amount.

          However, as further evidence of fair value, the Company has, in the first eleven months of the first year of the management agreement, spent $6,383 for the maintenance of the simulators sold in the December 31, 2004 sale transaction, and has recognized $14,987 of the revenue from the management service agreement which has been deferred over its 5 year life. This historical data would indicate that there is in fact a profit margin, and one is to be expected for the remaining years. This is principally due to the fact that the Company based its value of the management service agreement on the historical data of used simulators. Most of our simulator sales have been of new simulators. Since we did not have any new simulators at the time of the December 31, 2004 transaction with which to garner the necessary data, the Company chose to be very conservative in its estimates, and did not discount the historical data on used simulators because new simulators were being sold.

          The Company acknowledges that the management service agreement is not readily sold, and can only be sold to those customers who first purchase our simulators. However, the Company has the intent to sell, and is actively working on sale agreements for the management services agreements as separate contracts. The Company, in establishing the price for the management services agreement, used the most conservative figures available to make the determination. The Company believed that the probability was high that the actual costs would come in at a lesser amount due to the age of the simulators sold, therefore generating a small profit from the management services agreement. This has in fact been the case over the first eleven months of the first year of the agreement, and management has no reason not to believe that this will not be the case for the balance of the agreement. The criterion established in paragraph 16 does not specify a timeline for introduction of a product into the marketplace. The Company is actively working on an introduction of this product into the marketplace as it is able to sell its simulators.

          The Company believes that if this response, coupled with the four responses we have submitted previously, is not sufficient for the Commission's staff, that it would be appropriate to have the Chief Accountant review all the correspondence and discuss the issue with the Company. The Company's feeling currently is that, in an effort to strictly interpret EITF 00-21, the Commission's staff has overstepped its role as an advocate for investors and is attempting to dictate business practices to the Company. The Company recognizes and honors the Commissions' mantra of protecting the investors and has welcomed the robust exchange of viewpoints, but firmly believes that if the Company is forced to restate the transaction to defer all of the revenue over the period of the management agreement, then the investors and the Company would be harmed because the transaction has not been reported as intended, indeed the very essence of the transaction would be mischaracterized by not allowing the revenue to be recognized for the delivery of the simulators.

          The Company continues to believe that its recording of the December 31, 2004 transaction not only conforms to GAAP, but also meets the standard of fair presentation of our financial statements that we discussed in our prior correspondence with you. The Company strongly believes that if we were to incorporate the treatment of the December 31, 2004 transaction as you have suggested, we would not be fairly presenting the transaction or its impact on our financial statements. The interpretation of the individual accounting and financial reporting standards that you have proposed would lead to misleading financial statements and therefore preclude fair presentation. We would then be placed in the precarious position of having to consider certifying financial statements that we feel the do not fairly present the financial condition of the Company. As such, we look forward to either the staff's acknowledgment that this issue has been resolved, or to a discussion with the Chief Accountant once he has reviewed the previous correspondence between the Commission's staff and the Company.


     3. We understand that you changed your method of accounting for the sale of simulators during 2005 to that of the percentage of completion method of accounting. Please provide support for your conclusion that your contracts fall in the scope of SOP 81-1. In this regard, please describe to us in sufficient detail (1) the activities involved in performing services including the average duration of the contract,
          (2) buyer specifications, (3) legal right of the buyer and seller as the services are provided, (4) acceptance provisions and (5) rights of return. Refer to paragraphs 11-16 and 21-22 of SOP 81-1.

Response

          Our sales contracts for the sale of simulators are negotiated based on what options the buyer directs he wants in his simulator system, and on the configuration requirements of the space where the buyer wants the simulators to be installed. Options available to the buyer include the number of simulators, whether they want to buy new or refurbished simulators, the number of different race tracks customers can choose to race on, the car number and sponsor graphics on the car, and the characteristics of the car image generated by the software. These fixed-price contracts are legally binding agreements that spell out the details of the transaction, and also delineate the obligations of the buyer, and of the Company as seller.

          Upon the execution of the sale agreement, a representative of the Company conducts a site inspection, and from that visit, drawings are generated detailing the planned layout of the simulators. The drawings would also include details regarding the simulator system's requirements for electrical service, ventilation and internet connectivity. Once the drawings are approved by the buyer, the Company generates a purchasing guide, which details the costs of the components, the costs for outside services, and the cost of labor for Company personnel to install the system, all tailored to what is necessary for that particular contract. This purchasing guide is then used as the basis to generate the appropriate purchase orders for needed components and services. The issuance of these purchase orders also begins the process to manufacture the simulators, as necessary. We outsource the production of our simulators, but do supply the manufacturer with proprietary components that we either manufacture ourselves, or purchase from third parties.

         Once the simulators and all necessary components are procured, the Company transports the entire system to the installation site, where an installation team of Company personnel installs and troubleshoots the system, and trains the buyer's staff on how to operate, maintain and repair the system. At that point, we turn the system over to the buyer, and consider the installation complete.

          It takes the Company anywhere from three to six months to fulfill a contract, depending on a number of factors including the number of simulators being purchased, the difficulty of the installation, the availability of simulators and related components in inventory, the readiness of the site, etc.

          In determining what method of accounting best reflects the activities of the company in the sales of simulators, we have taken direction from SOP 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts. We determined that SOP 81-1 was relevant to our contracts due to several statements in the SOP. Paragraph 11 states "this statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the  provision  of related  services....Paragraph  11 further states "existing authoritative accounting literature uses the term `long - term' and `construction type' in identifying the types of contracts that are the primary focus of interest. The term `long term' is not used in this statement of position as an identifying characteristic because other characteristics are considered more relevant for identifying the types of contracts covered." Paragraph 12 goes on to say "Contracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyers specifications. Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements". Additionally, Paragraph 13 of SOP 81-1 states "Contracts covered by this statement include, but are not limited to, the following:... Contracts to design, develop, manufacture or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts...." We also looked at the types of contracts not covered in the SOP based on paragraph 14, and believe our sales contracts do not fall under any of these scenarios. For all these reasons, we concluded that our contracts fall in the scope of SOP 81-1.

          Once we determined that SOP 81-1 had applicability, we sought to determine which method of accounting best reflects the activities of the company in the sales of simulators. We examined Paragraph 31, which states "The completed-contract method may be used as an entity's basic accounting policy in circumstances in which financial position and results of operations would not vary materially from those resulting from use of the percentage-of-completion method (for example, in circumstances in which an entity has primarily short-term contracts). Although this statement does not formally distinguish on the basis of length between long-term and short-term contracts, the basis for recording income on contracts of short duration poses relatively few problems. In accounting for such contracts, income ordinarily is recognized when performance is substantially completed and accepted. Under those circumstances, revenues and costs in the aggregate for all contracts would be expected to result in a matching of gross profit with period overhead or fixed costs similar to that achieved by use of the percentage-of-completion method. For example, the completed-contract method, as opposed to the percentage-of-completion method, would not usually produce a material difference in net income or financial position for a small plumbing contractor that performs primarily relatively short-term contracts during an accounting period; performance covers such a short span of time that the work is somewhat analogous to the manufacture of shelf production items for sale...."

          Paraphrased, the above paragraph states that if the results of the two methods are similar due to the short term nature of the contracts, the completed contract method should be used. The paragraph goes on to give an example of a plumbing contractor, whose contracts would require a few hours to a few days to complete.

          The Company, on the other hand, requires 3 to 6 months to design, procure, build and install a simulator system at a site. The measurement of revenue and related costs in comparing the two methods would yield vastly different results, since our projects can span periods falling in three different quarters.

          Finally, Paragraph 23 states "The use of the percentage-of completion-method depends on the ability to make reasonably dependable
          estimates....The  division believes that the  percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (1) Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. (2) The buyer can be expected to satisfy his obligations under the contract. (3) The contractor can be expected to perform his contractual obligations."

          As was previously detailed above, the Company prepares an extensive purchasing guide for each project, and our contracts clearly spell out the obligations of each party, and the compensation to be exchanged when we provide the goods and services detailed in the contract. In all our sales contracts, we require a minimum of a 50% up-front deposit of the contract value, so we have a high degree of confidence that the buyer can be expected to fulfill his contractual obligations. Having performed the services contained in the sales contracts many times over several years, the Company feels confident that it too can satisfy its contractual obligations under these sales contracts.

          Taking all of the above into consideration, the Company believes our contracts fall under the scope of SOP 81-1, and that the attributes and conditions delineated for percentage of completion accounting dovetail robustly with the provisions of our sales contracts.


     4. Notwithstanding our comment above, we note you measure progress to completion using a cost-to-cost approach under the input method. Output methods, such as units-delivered, measure results directly and are generally the best measure of progress toward completion in circumstances in which reliable output measures can be established. Please tell us what consideration you gave to using an output measure, such as units-delivered, in determining the appropriate method to measure progress-to-completion.

Response

          Our use of a cost to cost approach came from our need to use systems and infrastructure already in place to determine the percentage of completion of each of our projects. We are a small company, and as such, our resources are very limited. Developing, measuring and tracking a parallel system to one which we already have in place based on something other than cost would require valuable resources that we just do not have, and would most likely yield results that would not differ materially from the system we already have in place.


     5. Please show us how you account for revenues and costs in accordance with SOP81-1 for the duration of the contract period.

Response

          When the contract is signed, and the up-front deposit is received, we record the receipt to Cash, and increase our liability account, Deposit on Sim Sales. In its quest to keep things simple, and to use the systems we already have in place, the Company has established 3 milestones at which time it recognizes income and COGS on simulator sale contracts. These are when the simulator and all ancillary componentry are ready for delivery (46% of revenue and purchasing guide costs are recorded), when the computers and projectors associated with image generation, and all other components necessary for installation are ready for delivery (27% of revenue and purchasing guide costs are recorded) and when the entire system has been delivered, the installation completed, and the buyer has accepted the system (27% of revenue and all remaining costs are recorded). Upon reaching each of these milestones, the Company records the respective revenue as Sales of Simulators, and either decreases the Deposit on Simulator Sales account, or increases Accounts Receivable. Purchases of simulators and components are recorded to a work-in-process account as the project progresses. At the time progress revenue is recorded, the Company records the corresponding cost by decreasing the work in process account, and increasing the COGS account.

     In closing, the Company would like to reiterate its strong feelings about our response to your question 2, and would like to remind you of the letter dated June 27, 2005 from David M Walker, Comptroller General of the United States to the Technical Director of the Financial Accounting Standards Board (FASB), whereby Mr. Walker provides the U.S. Government Accountability Office's (GAO) comments to the FASB Exposure Draft entitled The Hierarchy of Generally Accepted Accounting Principles. In his correspondence, Mr. Walker states "We support the FASB's efforts to improve the quality of financial accounting standards and its initiative to move GAAP hierarchy into the accounting literature. ...At the same time, we strongly believe that the standard should also include a requirement for the enterprise to consider fair presentation, which is also discussed in
     SAS  69....We  believe fair  presentation  includes  considerations  beyond literal compliance with the specific requirements of individual accounting and reporting standards and, consequently, that the enterprise has a responsibility to evaluate financial statement presentation for both (1) conformity with the individual standards and (2) overall fair presentation. If literal compliance with the individual accounting and financial reporting standards would lead to misleading financial statements and therefore preclude fair presentation, the enterprise should depart from the individual standards to the extent necessary to achieve fair presentation."



                                     * * * *

Thank you in advance for your assistance in ensuring our compliance with the applicable disclosure requirements and in our efforts to fulfill our responsibility of fair presentation of our financial information to the investment community. Please feel free to call me or David Smith if you should have further questions. Our corporate office number is (317) 295-3500. My extension is 107, and David's is 102. We also extend to you and your respective families our wishes for a wonderful Holiday Season.

Sincerely,



/s/ William R. Donaldson
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William R. Donaldson
Chief Executive Officer and Chief Financial Officer